Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2006

Mr. Richard C. Vie
Chief Executive Officer
Unitrin, Inc.
One East Wacker Drive
Chicago, IL   60601

Re: Unitrin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on February 1, 2006
File No. 001-18298

Dear Mr. Vie:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief